Filed by salesforce.com, inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: MuleSoft, Inc.

(Commission File No. 001-38031)

Salesforce Launches Integration Cloud and Empowers Trailblazers to Create Connected Customer

Experiences with the Salesforce Platform

New Integration Cloud will surface data regardless of where it resides to connect every system, customer and device in a whole new way

Lightning Flow enables anyone to design business processes with visual tools, bringing the power of process automation to any customer experience

New Einstein Analytics Developer Experience and third-party Quip Live Apps make any app smarter and more collaborative with just a few clicks

Trailhead empowers anyone to skill up for the Fourth Industrial Revolution with new learning trails from

Google and personalized learning journeys

SAN FRANCISCO—March 28, 2018—TRAILHEADX—Salesforce [NYSE: CRM], the global leader in CRM, today welcomes Trailblazers from more than 43 countries and 265 global viewing gatherings to TrailheaDX — the company’s third annual developer conference — for two days of learning, networking, fun and giving back. At the sold-out event, Salesforce will showcase its latest innovations across the Salesforce Platform — empowering anyone to create connected customer experiences with Lightning, Einstein, Trailhead and its newest offering, the Salesforce Integration Cloud.

Tune into the keynote live via Salesforce Live (https://www.salesforce.com/live) at 10 a.m. PT to hear from Vice Chairman, President and COO Keith Block; President and Chief Product Officer Bret Taylor; EVP Developer Relations & GM Trailhead Sarah Franklin; and special guests. A fireside chat with Chairman and CEO Marc Benioff and CTO and Co-founder Parker Harris will also be webcast live at 4 p.m. PT.

“Companies of every size and industry need to transform how they operate in the digital era—and that transformation starts and ends with the customer,” said Bret Taylor, President and Chief Product Officer, Salesforce. “The Salesforce Platform empowers our entire Trailblazer community, regardless of skill levels, to harness the latest advancements in technology and deliver the connected customer experiences that will take their companies and careers to new heights.”

Introducing Salesforce Integration Cloud: Connect Every Experience

Connecting systems and disparate data sources to build customer experiences remains one of the biggest developer challenges. The new Salesforce Integration Cloud includes a set of services and tools that make it easy for customers to surface their data — regardless of where it resides — and deliver intelligent, connected customer experiences across all channels and touchpoints. Integration Cloud will have three layers:

•	Integration Platform: Salesforce has signed a definitive agreement to acquire MuleSoft, one of the leading platforms for building application networks that connect enterprise apps, data and devices, across any cloud and on-premises. MuleSoft will continue to build toward its vision of the application network with its Anypoint Platform, which is already being used by the world’s most innovative brands, and will also power the new Integration Cloud. All references to Mulesoft and its products are subject to the closing of the transaction.
•	Integration Builder: Admins can build a single view of the customer across all of their Salesforce deployments as well as their entire network of business systems — all with clicks, not code. In addition, admins can manage all of these connections through a unified admin console.
•	Integration Experiences: By automatically bringing together Salesforce customer data in entirely new ways, admins can create truly seamless and personalized end-to-end customer experiences across sales, service, marketing, commerce and more. For example, an admin can easily use the Lightning App Builder to bring in commerce order history data into the Lightning service console, enabling service reps to transform service interactions into cross-sell and upsell opportunities — without ever leaving their console.

Introducing Lightning Flow: The Power of CRM Process Automation for Every Customer Experience

With Salesforce Lightning, Trailblazers can work even better, and faster, together to build apps and components via clicks or code. With a complete spectrum of tools and services — from the no-code App Builder to fully programmatic environments like Heroku — developers of all skill levels are free to choose the right tool for their team across the entire development lifecycle on Salesforce.

Lightning Flow is the latest platform service that gives any Trailblazer the tools to bring the power of process automation to CRM. Today, many businesses continue to manage customer processes with legacy tools disconnected from customer data, resulting in costly delays and lost opportunities. With Lightning Flow Components, developers and business users are now building processes with guided, visual tools integrated with customer data and embedded into any touchpoint, resulting in reduced wait times for customers and improved productivity.

For example, a pharmaceutical company could increase prescription fulfillments by using Lightning Flow to build automated processes that improve data entry and accuracy for patients filling out insurance forms.

Make Every App Smarter with the Einstein Analytics and Quip Live Apps

With advances in AI and app integration, business users can now embed intelligence directly into their apps and gain instant access to additional capabilities that keep their business moving forward in just a few clicks.

•	Einstein Analytics Developer Experience: Now, developers can use Lightning components to embed Einstein Analytics and live updates within custom apps to make smarter decisions, all with clicks, not code.

•	Third-party Quip Live Apps: These interactive, customizable apps can be used right inside Quip, and are now available directly in the Salesforce AppExchange from partners including Altify, draw.io and Vidyard. Now customers can quickly and easily navigate deals, design infographics, embed videos and more—all within a single Quip document.

Trailhead Accelerates the Next Generation of Developer Learning and Career Growth

Trailhead is Salesforce’s gamified online learning platform that takes users on free, guided learning paths to gain skills needed to thrive in the workforce of the future. Since launching in 2014, Trailblazers have earned more than 6.5 million badges, which directly relate to in-demand job skills.

“Trailhead is the front door to a new career that’ll change your life,” said Zac Otero, Salesforce Lead, BKD CPAs & Advisors. “I’m living proof that you can go from the factory floor to dealing with the most advanced technologies in the world. Through Salesforce and Trailhead, there’s a place for anyone in the new economy—you just have to reach for it.”

Today, Salesforce is expanding Trailhead to include:

•	Google Trailhead Content: New content from Google Analytics and Google Cloud. The Google Analytics trail helps Trailblazers understand how to gain key insights into their website, with out-of-the-box Google Analytics Reports & Dashboards. The Google Cloud trail teaches users how to run powerful data queries with BigQuery, a low-cost, fully managed enterprise data warehouse for analytics at scale.
•	Trail Guides: Personalized learning journeys empower anyone to learn the skills of the future. Trail Guides map the right journey for any role or any experience level with recommended content, emails and notifications along the way—giving everyone a direct path to land their dream job.

Adventure Awaits at TrailheaDX: Two Days of Learning, Connecting, Having Fun and Giving Back

TrailheaDX, Salesforce’s third annual developer conference, takes place March 28-29 in San Francisco, with more than 265 global gatherings scheduled across 43 countries. The sold-out event is a celebration of diversity, inclusion and equality, empowering a new generation of developers to create connected experience, build apps fast, make apps smart and skill up. The event features:

•	Luminary speakers including Chairman and CEO Marc Benioff; Vice Chairman, President and COO Keith Block; CTO and Co-Founder Parker Harris and President and Chief Product Officer Bret Taylor.
•	More than 200 breakout sessions, learning trails for both developers and admins, expert-led instruction, and the opportunity to get hands-on with the latest Salesforce product innovations.
•	The Second-Annual Salesforce Equality Awards recognizing individuals across industries for committing their careers and lives to creating a more equal world for all.

Pricing and Availability

•	Pricing for each feature of Integration Cloud will be announced as it is made generally available.
•	Lightning Flow is generally available and included with any Platform, Sales Cloud, Service Cloud or Community Cloud license.

•	Einstein Analytics Developer Experience is generally available and included with any Einstein Analytics Platform license.
•	Third-party Quip Live Apps from Altify, draw.io, Vidyard and more are generally available today. For more information, please visit the Salesforce AppExchange here or contact the respective partner.
•	Trail Guides are generally available to anyone for free by visiting http://trailhead.salesforce.com.
•	New content from Google is generally available to anyone for free by visiting http://trailhead.salesforce.com.

Additional Information

•	Register for the TrailheaDX Live broadcast at: https://developer.salesforce.com/trailheadx
•	Watch the TrailheaDX fireside chat with Marc Benioff and Parker Harris live on Wednesday, March 28 at approximately 4 p.m. PST: https://www.salesforce.com/video/2371493
•	Find the TrailheaDX viewing party nearest you at: https://developer.salesforce.com/trailheadx/virtual
•	To learn how Trailhead can help you grow your career visit: https://trailhead.salesforce.com/en/modules
•	For more on the latest trends in low-code, no code and education, see here: https://www.salesforce.com/blog/2018/03/trends-in-low-code-no-code-and-education.html
•	To learn more about how Lightning Flow can transform your business through process automation, see this blog post: https://www.salesforce.com/blog/2018/03/introducing-lightning-flow.html

Connect with Salesforce

•	Like Salesforce on Facebook http://facebook.com/salesforce
•	Follow @salesforce and @trailhead on Twitter
•	Get the skills needed for the workforce of the future with Trailhead: https://trailhead.salesforce.com/

About Salesforce

Salesforce, the global CRM leader, empowers companies to connect with their customers in a whole new way. For more information about Salesforce (NYSE: CRM), visit: http://www.salesforce.com.

Any unreleased services or features referenced in this press releases are not currently available and may not be delivered on time or at all. Customers who purchase our services should make their purchase decisions based upon features that are currently available.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that salesforce.com, inc. (the “Company”), its acquisition subsidiary and MuleSoft, Inc. (“MuleSoft”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, the Company and its acquisition subsidiary will file a tender offer statement on Schedule TO, the Company will file a registration statement on Form S-4 and MuleSoft will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. MULESOFT STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MULESOFT SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all MuleSoft stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge under the Financials heading of the Investor Relations section of the Company’s website at www.salesforce.com/investor or by contacting the Company’s Investor Relations department at investor@salesforce.com.

In addition to the Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, the Company and MuleSoft file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by the Company and MuleSoft at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s and MuleSoft’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information related to the Company, MuleSoft and the acquisition of MuleSoft by the Company that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of MuleSoft’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected, in a timely manner or at all; the Company’s ability to successfully integrate MuleSoft’s operations; the Company’s ability to implement its plans, forecasts and other expectations with respect to MuleSoft’s business after the completion of the transaction and realize expected synergies; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation or regulatory actions related to the proposed transaction; the pace of change and innovation in enterprise cloud computing services; the competitive nature of the market in which the Company participates; the Company’s service performance and security, including the resources and costs required to prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; the Company’s ability to protect its intellectual property rights and develop its brands; dependency on the development and maintenance of the infrastructure of the Internet; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; the uncertainties inherent in research and development; competitive developments and climate change.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports filed on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the Financials heading of the Investor Relations section of the Company’s website at www.salesforce.com/investor.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

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